

Mail Stop 3561

May 10, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Robin J. Adams
Chief Financial Officer
Borgwarner, Inc.
3850 Hamlin Road,
Auburn Hills, Michigan 48326

> **Re:** **Borgwarner, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-12162**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Note 5 – Balance Sheet Information, page 71

1. We note from your disclosure on page 73 in this note that you extended the depreciable lives of certain assets, resulting in a decrease in depreciation expense of approximately $18 million. Please tell us in your response and revise your disclosure here and in MD&A to indicate the facts and circumstances surrounding this change.

2. As a related matter, it appears that additional disclosure is required pursuant to FASB ASC 250-10-50-4. Please revise or advise.

3. We note the summarized financial data for NSK-Warner on page 73. Please provide us with a schedule of the income statement line item titled "Equity in affiliates' earnings, net of tax," by individual joint venture and/or equity investee for each period presented. For NSK-Warner, please explain how you considered the disclosure requirements of Rule 3-09 of Regulation S-X with respect to the third condition set forth in 210.1-02(w) of Regulation S-X. We may have further comment upon review of your response.

Note 6 – Goodwill and Other Intangibles, page 74

4. Given the remaining goodwill balance of $1.06 billion, approximately 22% of total assets, it appears further goodwill impairment charges may have a material impact on your results. Please provide us with a summary of the impairment analysis you performed for fiscal 2009 including a more detailed discussion of the assumptions underlying your estimates of future cash flows. The disclosures on page 40 are noted. Please also compare the forecasted assumptions in the 2008 impairment analysis with fiscal 2009 actual results. If such results did not meet or exceed your forecasts, please tell us whether and how you considered performing an additional impairment test at each subsequent quarterly period.

5. In addition, please provide us with and consider expanding your disclosures in future filings to include the percentage by which fair value exceeded carrying value as of the date of the most recent test and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 16 – Earnings per Share, page 98

6. Please revise your disclosure here to specifically state the number of potentially dilutive shares excluded from the diluted earnings per share calculation due to antidilution. Refer to the guidance in FASB ASC 260-10-50-1(c).

Note 19 – Reporting Segments and Related Information, page 102

7. We note your disclosure here and in your discussion of segment results on pages 28-
    30 that you identify segment EBIT as a non-GAAP financial measure. Please clarify
    whether you consider segment EBIT to be the primary measure of segment
    profit/(loss) as defined in FASB ASC 280-10-50-28. If the CODM uses more than
    one measure, please identify and describe any additional measures utilized.

8. As you have adjusted a commonly used measure (EBIT), please revise your
    nomenclature to use the term "adjusted EBIT" to highlight the difference between the
    term as defined by the acronym and your use. Specifically, we note that you exclude
    such items as restructuring charges and goodwill impairment charges from your
    measure.

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        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief